UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HUMPHREY HOSPITALITY TRUST, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    445467103
                                 (CUSIP Number)

                               David L. Hefflinger
                      McGrath, North, Mullin & Kratz, P.C.
                              222 SOUTH 15TH Street
                        Suite 1400 One Central Park Plaza

                              Omaha, Nebraska 68102
                                  402-341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 2001

             (Date of Events Which Require Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 3 Pages)

CUSIP No. 445467103

                                       13D

1.      NAMES OF REPORTING PERSONS

        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          STEVE H. BORGMANN

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:     United States

                          7.   SOLE VOTING POWER

                               772,575 Shares

      NUMBER OF           8.   SHARED VOTING POWER
      SHARES
      BENEFICIALLY             107,811 Shares
      OWNED BY
      EACH                9.   SOLE DISPOSITIVE POWER
      REPORTING
      PERSON WITH              772,575 Shares

                         10.   SHARED DISPOSITIVE POWER

                               107,811

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
         880,386 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      7.88%

14.      TYPE OF REPORTING PERSON
                                       IN

                         (Continued on following pages)
                              (Page 2 of 3 Pages)

CUSIP No. 445467103


         Steve H. Borgmann (the "Reporting Person") makes this filing to amend certain information previously reported by the Reporting Person. This filing constitutes Amendment No. 1 to the Schedule 13D of the Reporting Person. The Reporting Person amends such prior Schedule 13D report with respect to the common stock, $.01 par value per share ("Common Stock"), of Humphrey Hospitality Trust Company, Inc. (the "Issuer") by adding the following information to the item indicated:

5.       Interest in Securities of the Issuer.

         (b) As of March 19, 2001, the Reporting Person owns 880,386 shares of Common Stock. The Issuer's Form 10-Q for the quarter ended September 30, 2000 reported that there were outstanding 11,173,543 shares of Common Stock. Based on this number, the Reporting Person owns approximately 7.88% of the Common Stock.

         (c) During the past 60 days, the Reporting Person sold 40,400 shares of Common Stock, in open market transactions, at prices ranging from $7.125 to $7.50 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              March 28, 2001
                                                 (Date)

                                              /s/ Steve H. Borgman
                                                 (Signature)

                                              Steve H. Borgmann
                                                 (Name)






















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